SPORTBLX/PJ WASHINGTON, INC.

FINANCIAL STATEMENT FOR THE PERIOD ENDED JUNE 30, 2020

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS



Belle Business Services

Certified Public Accountants

INDEPENDENT ACCOUNT'S REVIEW REPORT

To Management
SportBLX/PJ Washington, Inc.
New York, New York

We have reviewed the accompanying financial statements of SportBLX/PJ Washington, Inc. which comprise of the balance sheet as of June 30, 2020, and the related statement of income, statement of retained earnings and statement of cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Belle Business Services, LLC

Belle Business Services, LLC
July 9, 2020

SPORTBLX/PJ WASHINGTON, INC.
BALANCE SHEET
JUNE 30, 2020

ASSETS

CURRENT ASSETS

Cash and cash equivalents	$	4,000
TOTAL CURRENT ASSETS		4,000
TOTAL ASSETS	$	4,000

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES

Accounts payable	$	10,044
TOTAL CURRENT LIABILITIES		10,044
TOTAL LONG-TERM LIABILITIES		-
TOTAL LIABILITIES		10,044

SHAREHOLDERS' EQUITY

Preferred stock, 100,000 shares authorized, nil shares issued and outstanding, $0.01 par value.	-
Common stock, 400,000 shares authorized, 400,000 shares issued and outstanding, $0.01 par value.	4,000
Retained earnings	(10,044)
TOTAL SHAREHOLDERS' EQUITY	(6,044)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY $	4,000

See independent accountant's review report and accompanying notes to financial statements.

SPORTBLX/PJ WASHINGTON, INC.
STATEMENT OF INCOME
JUNE 30, 2020

REVENUES	$	-
COST OF GOODS SOLD		-
GROSS PROFIT		-
OPERATING EXPENSES		
Legal and professional fees		9,750
Filing fees		294
General and administrative		-
TOTAL OPERATING EXPENSES		10,044
NET INCOME (LOSS)		(10,044)

See independent accountant's review report and accompanying notes to financial statements.

SPORTBLX/PJ WASHINGTON, INC.
STATEMENT OF RETAINED EARNINGS
JUNE 30, 2020

	Preferred Stock		Common Stock				
	Shares	Amount	Shares	Amount	Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total
BEGINNING BALANCE, JUNE 8, 2020 (INCEPTION)	-						$ -
Issuance of comon stock	-	-	400,000	4,000		-	$ 4,000
Net income	-	-	-	-	-	(10,044)	$ (10,044)
ENDING BALANCE, JUNE 8, 2020	**-**	**$ -**	**400,000**	**$ 4,000**	**$ -**	**$ (10,044)**	**$ (6,044)**

See auditor's report and accompanying notes to financial statements.

SPORTBLX/PJ WASHINGTON, INC.
STATEMENT OF CASH FLOWS
JUNE 30, 2020

CASH FLOWS FROM OPERATING ACTIVITIES

Net loss	$	(10,044)
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Increase (decrease) in liabilities:		
Accounts payable		10,044
CASH PROVIDED BY (USED FOR) OPERATING ACTIVITIES		-
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of common stock		4,000
CASH PROVIDED BY FINANCING ACTIVITIES		4,000
NET INCREASE (DECREASE) IN CASH		4,000
CASH AT BEGINNING OF YEAR		-
CASH AT END OF YEAR	$	4,000

CASH PAID DURING THE YEAR FOR:

INTEREST	$	-
INCOME TAXES	$	-

See independent accountant's review report and accompanying notes to financial statements.

1.   <u>**Summary of Significant Accounting Policies**</u>

The Company
SportBLX/PJ Washington Inc. (the "Company") was incorporated in the State of Delaware on June 8, 2020. The Company was formed (i) to further the goals of PJW LTD. in enhancing the Athlete's financial returns, (ii) to generate income from the brand of the Athlete, leveraging the expertise of SportBLX, (iii) and to provide similar management and monetization strategies to other athletes that can benefit from this unique structure. The Company's focus is to generate profits primarily through the development and monetization of the brand of the Athlete, to provide services to PJW LTD. and to Mr. Washington Jr. regarding his capital accounts, assisting the Athlete in growing his income streams, and identifying and exploiting additional revenue sources that would not otherwise be available to him.   In addition, the Company will seek to provide financial and risk management consulting services to other athletes for a fee. The Company believe that by involving the community of fans in the Athlete's future earnings, and recruiting new athletes, we will create new opportunities to grow the brand income and generate additional revenue through innovative merchandising, consulting, and data analytics activities.

The athlete is a professional basketball player, currently on the roster of the Charlotte Hornets, a NBA team. The athlete was the 12th pick in the first found of the 2019 NBA draft and signed a four-year contract with the Hornets. The contract is guaranteed for two years and is worth $7,455,440, with the potential to receive an additional $200,000 bonus in each of those years. The first $200,000 bonus was earned in his first year. The Hornets have a team option on the Athlete's third and fourth year of the contract that would pay him $4,215,120 and $5,808,435 respectively. Prior to being drafted by the Hornets, the Athlete played two years at the University of Kentucky and was third team All American as a sophomore. In his first professional game for the Hornets on October 23, 2019, the Athlete scored 27 points including seven three-pointers, the most ever in an NBA debut.

The Company has entered into an Investment Management Agreement ("IMA") with PJW LTD, a commonly owned limited company in the Cayman Islands. The Company we will manage its investments in accordance with the Investment Guidelines set out in Annex A to the IMA, which may be amended by PJW LTD. Upon signing the IMA, the Company has agreed to (i) monitor PJW LTD.'s investments, (ii) determine the composition of PJW LTD.'s investments and the nature, timing and implementation of changes to that composition; (iii) perform due diligence on prospective investments; (iv) provide PJW LTD. with research, investment advice and related service as PJW LTD. may need in connection with the investment of its funds ; and (v) maintain books and records pertaining to the its investments. PJW LTD. may terminate the Company's appointment and appoint an alternative investment manager, or may choose to manage their assets in-house.

The Company will receive 1% of the total assets under management as compensation for their services, which amount may be adjusted in the future. The Company will have broad discretion to determine the Company's investments. However, the Company may be directed by PJW LTD. to limit the type of investments so that it does not become an "investment company" required to register under the Investment Company Act.

Fiscal Year
The Company operates on a December 31st year-end.

Basis of Presentation
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP).

1.   <u>**Summary of Significant Accounting Policies (continued)**</u>

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of June 30, 2020, the Company held no cash equivalents.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Income Taxes
The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position. As of June 30, 2020, the Company has not recorded any income tax benefits or liabilities as it has not yet begun operations.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

1.   <u>Summary of Significant Accounting Policies (continued)</u>

Fair Value of Financial Instruments (continued)

Level 1   - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2   - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3   - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk
From time to time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound and the risk of loss is low.

Revenue Recognition
The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. As of June 30, 2020, the Company has not earned any revenue.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

New Accounting Pronouncements
There are no recent accounting pronouncements that are expected to have a material impact on the Company's current financial statements or current financial position.

2.   <u>Commitments and Contingencies</u>

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3.   <u>Equity</u>

Preferred Stock
Under the certificate of incorporation, the Company has authorized the issuance of up to 100,000 shares of preferred stock, at a $0.01 par value. The preferred stock does not have any voting power. As of June 30, 2020, no shares of preferred stock have been issued and no shares are outstanding.

3.   <u>**Equity (continued)**</u>

Common Stock
Under the certificate of incorporation, the Company has authorized the issuance of up to 400,000 shares of common stock, at a $0.01 par value. Each share of common stock is entitled to one vote. As of June 30, 2020, 400,000 shares of common stock have been issued and are outstanding.

4.   <u>**Subsequent Events**</u>

The Company has evaluated subsequent events through July 9, 2020, the date through which the financial statement was available to be issued. It has been determined that no additional events require additional disclosure.